SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Sanmina-SCI Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value
(Title of Class of Securities)

800907 10 7

(CUSIP Number of Class of Securities’ Underlying Common Stock)

David L. White

Chief Financial Officer
Sanmina-SCI Corporation

2700 N. First Street

San Jose, California 95134-2015
(408) 964-3500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark Reinstra, Esq.

Jon Layman, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$16,662,991	$511.55

*              Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,190,963 shares of common stock of Sanmina-SCI Corporation having an aggregate value of $16,662,991 as of July 18, 2007 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 for each $1,000,000 of the value of the transaction.

☒       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$544.69.
Form or Registration No.:	005-42923.
Filing party:	Sanmina-SCI Corporation.
Date filed:	July 30, 2007.

☐         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   ☐   third party tender offer subject to Rule 14d-1.

   ☒   issuer tender offer subject to Rule 13e-4.

   ☐   going-private transaction subject to Rule 13e-3.

   ☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and restates the Tender Offer Statement on Schedule TO filed by Sanmina-SCI Corporation, a Delaware corporation (“Sanmina-SCI” or the “Company”), with the Securities and Exchange Commission on July 30, 2007 and relates to an offer by Sanmina-SCI to exchange (the “Exchange Offer”) options to purchase an aggregate of 5,190,963 shares of the Company’s common stock, whether vested or unvested, that (i) were either issued with an exercise price less than the fair market value of the underlying stock on the date of grant (“Discount Options”) or non-Discount Options granted prior to October 1, 2006 with an exercise price greater than or equal to $4.01; (ii) were granted under the Sanmina-SCI Corporation 1990 Stock Plan, the Sanmina-SCI Corporation 1999 Stock Plan, the Sanmina-SCI Corporation Stock Option Plan 2000 or the SCI Non Qualified Stock Option Plan (the “Eligible Options”); and (iii) are held by eligible option holders.

These Eligible Options may be exchanged for new options that will be granted under the Company’s 1999 Stock Plan (the “New Options”), upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Options for New Options, dated July 30, 2007, as amended (the “Offer to Exchange”); (ii) the memorandum to eligible employees from Jure Sola, dated July 30, 2007; (iii) the Country Specific Summaries of the Offer to Exchange; (iv) the Country Specific Tax Summaries; (v) the Country Specific Election Forms, (vi) the Country Specific Withdrawal Forms (attached to this Schedule TO as Exhibits (a)(1)(A) through (a)(1)(F), respectively) and (vii) the Notice of Extension of the Expiration Date of the Offer to Exchange, dated August 27, 2007 (attached to this Schedule TO as Exhibit (a)(1)(K)).  These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”  An “eligible option holder” refers to all persons who are non-U.S. employees hired on or before July 30, 2007, and who remain employees through the date on which the New Options are granted, and are located in any of the following locations: Canada (excluding Quebec), Finland, Germany, Hong Kong, Hungary, Ireland, Malaysia, Mexico, Singapore, Sweden and the United Kingdom.  In addition, Todd Schull (Senior Vice President of Finance and Corporate Controller) and David Anderson (Senior Vice President of Finance and Controller, Global Operations and Corporate Planning), who were excluded from the Sanmina-SCI Offer to Exchange Certain Outstanding Options for New Options dated March 19, 2007, are each an “eligible option holder.”

The information in the Offer to Exchange, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment includes a correction to the number of Eligible Options.  As a result of clerical errors, the Company determined that options to purchase 411,480 shares were mistakenly included in the Schedule TO filed on July 30, 2007.  In addition, the Company has determined that options to purchase 75,268 shares held by eligible option holders were inadvertently omitted from the Schedule TO filed on July 30, 2007.  The Company has corrected these clerical errors.  Options that should not have been included in the Schedule TO on July 30, 2007 have been excluded from this Amendment, and eligible options that were not included in the Schedule TO on July 30, 2007 will be included in this Amendment.

This Amendment also reflects amendments that were made to the Schedule TO, and to pages 1, 2, 3, 4, 5, 7, 9, 12, 31, 33, 35, 36, 37, 38, 40 and 41 of the Offer to Exchange, attached to the Schedule TO as Exhibit (a)(1)(A).

The third paragraph of the answer to Question 1 on page 1 of the Offer to Exchange has been amended and restated to read in its entirety as follows:

•                  All non-U.S. employees of Sanmina-SCI are eligible to participate if they hold eligible options and are employees as of July 30, 2007 in participating locations, and remain employed through the date the exchanged options are cancelled.  From hereafter, “July 30, 2007” shall refer to July 30, 2007 in California.

The definition of “eligible employees” on page 3 of the Offer to Exchange has been amended and restated in its entirety to read as follows:

“eligible employees” refers to all non-U.S. employees of Sanmina-SCI who hold eligible options and are employees as of July 30, 2007 in the participating locations, and remain employed through the date the exchanged options are cancelled, and Todd Schull (Senior Vice President of Finance and Corporate Controller) and David Anderson (Senior Vice President of Finance and Controller, Global Operations and Corporate Planning), who were excluded the Sanmina-SCI Offer to Exchange Certain Outstanding Options for New Options dated March 19, 2007.

The definition of “non-U.S. employees” has been added on page 3 of the Offer to Exchange to read as follows:

“non-U.S. employees” refers to all employees of Sanmina-SCI whose principal place of employment is outside of the United States, other than U.S. employees who have relocated to a non-U.S. location on expatriate assignment.

The second paragraph of the answer to Question 3 on page 5 of the Offer to Exchange has been amended and restated to add the following sentences:

This offer will provide eligible holders with the opportunity to exchange their eligible options for options with a lower exercise price, which will be economically valuable when our stock is at a lower trading price.  You should know that the exchange ratio of this offer is not one-for-one with respect to all options, and therefore, it is possible that, at some point in the future, your exchanged options would have been economically more valuable than the new options granted pursuant to this exchange offer.  Please refer to page 15 for an example that illustrates such a scenario.

The answer to Question 27 on page 12 of the Offer to Exchange has been amended and restated in its entirety to read as follows:

If we extend this offer, we will issue a press release, e-mail or other form of communication disclosing the extension no later than 9:00 a.m., Eastern Time, on the next U.S. business day following the previously scheduled expiration date.  (See Sections 2 and 15)

The answer to Question 28 on page 12 of the Offer to Exchange has been amended and restated in its entirety to read as follows:

If we change the offer, we will issue a press release, e-mail or other form of communication disclosing the change no later than 9:00 a.m., Eastern Time, on the next U.S. business day following the day we change the offer.  (See Sections 2 and 15)

The fourth paragraph on page 34 of the Offer to Exchange has been amended and restated to add the following sentences:

On August 20, 2007, our board of directors appointed Joseph R. Bronson to serve as our President and Chief Operating Officer.  Mr. Bronson was also elected to serve as a member of our board of directors.  In addition, Joseph G. Licata, Jr. was elected to serve as a member of our board of directors on August 20, 2007.

The first paragraph of Section 4 on page 35 has been amended and restated in its entirety to read as follows:

Participation in this offer is voluntary.  To participate in this offer, you must do the following before 9:00 p.m., California Time, on September 24, 2007 or as specified in the Summary of the Offer to Exchange provided by your local office:

1.     Properly complete and sign the attached Election Form.

2.              If you work in the U.S., deliver or send via facsimile at (408) 964-3096 the completed and signed Election Form to Richard Edde; if you work outside the U.S., deliver the completed and signed Election Form to the Human Resources representative named in the Election Form provided by your local office.

The expiration date will be 9:00 p.m., California Time, on September 24, 2007 or as specified in the Summary of the Offer to Exchange provided by your local office, unless we extend the offer.  The cancellation date will be the same U.S. business day as the expiration date.  This is the date when exchanged options will be cancelled.  We expect that the cancellation date will be 9:00 p.m., California Time, on September 24, 2007 or as specified in the Summary of the Offer to Exchange provided by your local office.  If the expiration date is extended, then the cancellation date will be similarly extended.

The following paragraph has been added as the third paragraph of Section 5 on page 37:

In addition, although we intend to accept all validly tendered options promptly after the expiration of this offer, if we have not accepted your options by 6:00 p.m., Eastern Time, on September 24, 2007, you may withdraw your tendered options at any time thereafter.

The last paragraph of Section 7 on page 40 has been amended and restated to read in its entirety as follows:

The conditions to this offer are for our benefit.  We may assert them in our discretion regardless of the circumstances giving rise to them before the expiration date.  We may waive any condition, in whole or in part, at any time and from time to time before the expiration date, in our discretion, whether or not we waive any other condition to the offer.  Our failure at any time to exercise any of these rights will be deemed a waiver of the triggered condition.  Waivers of any material conditions require that at least five business days remain in the tender offer following the date of the waiver.  Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.  However, eligible employees may challenge our determinations in regards to the conditions described in this Section 7 and, in certain circumstances, be entitled to remedies that may be available under applicable law.  The judgments of courts of law in a competent jurisdiction are generally considered final and binding in such matters.

The second paragraph of Section 9 on page 41 has been amended and restated in its entirety to read as follows:

If we receive and accept tenders from eligible employees of all options eligible to be tendered, subject to the terms and conditions of this offer, we will grant new options to purchase a total of approximately 4,467,405 shares of our common stock, or approximately 0.8% of the total shares of our common stock outstanding as of July 18, 2007.

The expiration date of the exchange offer has been amended and restated to be September 24, 2007 on pages 2, 3, 4, 7, 9, 31, 33, 35, 36, 37 and 38 of the Offer to Exchange.

Item 12.                Exhibits.

Exhibits (a)(1)(A) and (a)(1)(I) in Item 12 of the Schedule TO are replaced and superseded by the following exhibits:

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated July 30, 2007, as amended.

(a)(1)(I)	Forms of Reminder E-mails.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

Exhibit Number	Description

(a)(1)(K)	Notice of Extension of the Expiration Date of the Offer to Exchange, dated August 27, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to Schedule TO is true, complete and correct.

Sanmina-SCI Corporation

/s/ DAVID L. WHITE
David L. White
Executive Vice President of Finance and Chief Financial Officer

Date:  August 27, 2007

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Options for New Options, dated July 30, 2007, as amended.
(a)(1)(B)	Internal Memorandum to all Eligible Employees from Jure Sola, dated July 30, 2007.*
(a)(1)(C)	Country Specific Summaries of the Offer to Exchange.*
(a)(1)(D)	Country Specific Tax Summaries.*
(a)(1)(E)	Country Specific Election Forms.*
(a)(1)(F)	Country Specific Withdrawal Forms.*
(a)(1)(G)	Form of Addendum Listing Eligible U.S. Options.*
(a)(1)(H)	Confirmation of Receipt of Election Form and Confirmation of Receipt of Withdrawal Form.*
(a)(1)(I)	Forms of Reminder E-mails.
(a)(1)(J)	Form of Addendum Listing Eligible International Options.*
(a)(1)(K)	Notice of Extension of the Expiration Date of the Offer to Exchange, dated August 27, 2007.
(d)(1)

The Sanmina-SCI Corporation 1999 Stock Plan and form of Stock Option Agreement thereunder, incorporated herein by reference to Exhibit 4.3 to the Company’s registration statement on Form S-8, filed with the SEC on May 25, 1999.

*                                         Previously filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 30, 2007.